EFES

06010092

File: 082-04144

January 2, 2006

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the protocol signed with the Coca Cola Export Corporation.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dlw 1/6

File: 082-04144

EFES BEVERAGE GROUP / ANADOLU EFES
GENERAL RELEASE TO THE PUBLIC
DECEMBER 30TH, 2005

ANADOLU EFES SIGNES A PROTOCOL WITH THE COCA-COLA EXPORT CORPORATION

Due to the renewal of the Articles of Association of Coca-Cola İçecek A.Ş. ("CCI"), the previously signed Joint Venture Agreements among the shareholders of CCI have been terminated with the mutual consent of all parties. Therefore a protocol was signed between the Coca-Cola Export Corporation and our Company, comprising the articles in the terminated Joint Venture agreements related to our Company's and our subsidiaries'- excluding CCI and its affiliates- not engaging in operations in the non-alcoholic beverage sector.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)